PRESS RELEASE

ASANKO GOLD MINE DELIVERS RECORD GOLD PRODUCTION OF 223,152 OUNCES IN 2018 EXCEEDING UPPER END OF GUIDANCE

Vancouver, British Columbia, January 17, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) announces production results for the fourth quarter (“Q4”) and full year (“FY”) 2018 from the Asanko Gold Mine (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko.

Q4 and FY 2018 financial and operating results will be published on February 14, 2019 with management hosting a conference call at 9am ET on the day, see further details below.

Q4 & FY 2018 Highlights (100% basis):

•Record annual gold production in 2018 of 223,152 ounces, exceeding upper end of guidance of 200,000 – 220,000 ounces

•Q4 gold production of 59,823 ounces

•Q4 gold sales of 61,821 ounces, generating US$75.1 million from gold sales at an average realized price of US$1,215 per ounce

•FY 2018 gold sales of 227,772 ounces, generating US$284.1 million from gold sales at an average realized price of US$1,247 per ounce

•Zero lost time injuries during the quarter, continuing industry-leading safety LTIFR performance on a rolling 12 month basis of 0

•Trial mining operation commenced at the large scale Esaase deposit

•Approximately US$25.9 million held by the JV in unaudited cash and immediately convertible working capital balances, as at December 31, 2018, with an additional US$10.4 million of unaudited cash held at the Asanko corporate level

Commenting on the mine’s performance, Peter Breese, President and CEO, said “The Asanko Gold Mine delivered another strong operational performance for the final quarter of 2018, producing 59,823 ounces for total annual gold production of 223,152 ounces which exceeded the top end of guidance.

During the quarter, the AGM started the initial development of the large-scale Esaase deposit with the completion of the haul road, site establishment of the mining contractor and commencement of trial mining operations. Key production information from the trial mining will assist with the finalization of the updated Life of Mine plans for the AGM which will also include updated Mineral Resource Estimates, revised mine plans and capital estimates. These are expected to be published in Q2 2019, ahead of an investment decision to progress with full-scale long-term mining operations at Esaase and the construction of the overland conveyor.”

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q4 2018 Operating & Financial Results Conference Call & Webcast - 9am ET on February 14, 2019

US/Canada Toll Free: +1 800 926 5082

UK Toll Free: 0800 496 0822

International: +1 212 231 2912

Webcast:

Please click on the link: https://cc.callinfo.com/r/1ot8ui8286kun&eom

Enquiries:

Alex Buck – Manager, Investor & Media Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44 7932 740 452 Email: alex.buck@asanko.com	Andrew J. Ramcharan – SVP, Corporate Development & IR Toll-Free (N.America): 1-855-246-7341 Telephone: +1 647 309 5130 Email: andrew.ramcharan@asanko.com

About Asanko Gold Inc.

Asanko’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.